

January 27, 2010

By U.S. mail and facsimile to (212) 521-7172

Mr. Bruce P. Rounds, Vice President Chief Financial Officer
Alliance Laundry Holdings LLC
P.O. Box 990
Ripon, WI 54971

> **RE:** **Alliance Laundry Systems LLC**
> **Alliance Laundry Corporation**
> **Alliance Laundry Holdings LLC**
> **Form 10-K for the year ended December 31, 2008**
> **File Nos. 333-56857, 333-56857-01 and 333-56857-02**

Dear Mr. Rounds:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief